Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

July 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549 - 3720

Re:	Confidential Submission of Draft Registration Statement on Form S-l

Ladies and Gentlemen:

On behalf of our client, HashiCorp, Inc., a Delaware corporation (“HashiCorp” or the “Company”), we hereby confidentially submit HashiCorp’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), for non-public review by the staff of the U.S. Securities and Exchange Commission (the “Commission”).

The Draft Registration Statement includes the audited consolidated financial statements of the Company as of January 31, 2021 and for the years ended January 31, 2020 and January 31, 2021. Consistent with the FAST Act and Commission guidance, the Company has omitted the interim financial statements for the Company as of April 31, 2021 and for the three months ended April 31, 2020 and 2021 and does not intend to include these on a subsequent amendment to the Draft Registration Statement. Instead, the Company will present the interim financial statements of the Company for the periods including and subsequent to May 1, 2021 in the future submissions and/or filings with the Commission.

Please direct all notices and communications with respect to this confidential submission via email to Paul Warenski at pwarenski@hashicorp.com and to me at tjeffries@wsgr.com.

Should you have any questions on this submission, please do not hesitate to contact me at (650) 849-3223 or Michael E. Coke at (650) 565-3596.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

/s/ Tony Jeffries

cc: Paul Warenski, Chief Legal Officer, HashiCorp, Inc.

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